Exhibit 99.1

RISK FACTORS

In the event that our purchase of the participation interests in UMC is successfully challenged and voided, our results of operations would be materially adversely affected.

        The Ukrainian legal system, still in its infancy, is notably less developed than the Russian legal system and is plagued by the same deficiencies inherent in the Russian legal system. This is particularly true in respect of the regulation of legal entities, privatization and company law.

        As a result of Ukraine's weak and, in some cases, nonexistent legal framework, it is and has historically been difficult to transact business and properly form legal entities in Ukraine. In this connection, it is not clear whether our subsidiary UMC has met all of the legal requirements associated with its corporate structure, whether the capital contributions by its founders were properly made and whether amendments to its charter were properly registered. Consequently, the founding participants' ability to alienate their participatory interests in UMC could be challenged. In addition, there is some uncertainty as to whether Ukrtelecom was entitled to alienate its 51% stake in UMC while Ukrtelecom was in the process of privatization.

        In the event that UMC's existence as a legal entity (including its potential liquidation or dissolution) is successfully challenged by local authorities or third parties or our purchase of some or all of our participation interest in UMC is successfully challenged and voided on any of the foregoing or other basis, our results of operations would be materially adversely affected.

Other Risks Relating to Our Operations in Ukraine and Belarus

        Belarus and Ukraine are emerging markets subject to greater economic, political, legal and social risks than more developed markets. Moreover, in many respects, the risks inherent in transacting business in these two former Soviet states are more acute than those in Russia. This is particularly true with respect to the weak legal systems and underdeveloped economies in Ukraine and Belarus as well as with respect to the endemic state corruption, economic instability and weak physical infrastructures existing in these countries.

        In Ukraine we compete with Kyivstar, a GSM operator with over two million subscribers and a market share of 50% as of March 31, 2003 according to Telecom Week. Kyivstar is majority-owned by the Norwegian telecommunications group Telenor. In addition, press reports have indicated that relatives of Ukrainian President Leonid Kuchma, including his daughter and brother-in-law, are involved in the ownership and top management of Kyivstar. This could result in Kyivstar receiving preferential treatment from the Ukrainian government in regulatory and other matters and potentially lead to arbitrary regulatory decisions against UMC.

        Our licenses for Ukraine have not been updated to reflect changes in our identification information, which may serve as a basis for Ukrainian authorities to take actions to terminate them. In order to have the licenses re-issued to reflect these changes, we would need to reapply to the Ministry of Communications of Ukraine and incur the risk that the Ministry would exercise its broad discretion and refuse to re-issue such licenses.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Three Months Ended March 31, 2003, Compared to Three Months Ended March 31, 2002

        Our results of operation for the three months ended March 31, 2003 include the results of UMC for the month of March 2003.

Revenues and cost of services and products

        Consolidated revenues for the three months ended March 31, 2003 increased 80.2% to $446.1 million from $247.6 million for the three months ended March 31, 2002. This increase was primarily due to the significant growth in our subscribers from 3.53 million as of March 31, 2002 to 9.42 million as of March 31, 2003, of which 1.82 million were added through the acquisition of UMC. The increase in our subscriber base was partially offset by a decrease in tariffs in the Moscow license area, an increase of mass market subscribers in our subscriber mix and our continued expansion into the regions of Russia outside of the Moscow license area where tariffs are lower. As a result, average monthly service revenue per subscriber in Russia decreased 30.7% from $26.7 per subscriber for the three months ended March 31, 2002 to $18.5 for the three months ended March 31, 2003.

        For the three months ended March 31, 2003 service revenues increased by $193.2 million, or 84.7%, compared to the three months ended March 31, 2002 due to the growth in the number of our subscribers. Connection fees increased by only $773,000, or 11.8%, compared to the three months ended March 31, 2002 due to the introduction of tariff plans without connection fees, including our Jeans tariff, and low connection fee tariff plans. Equipment revenues increased by $4.5 million, or 34.6%, for the three months ended March 31, 2003, compared to the three months ended March 31, 2002 due to subscriber growth in the first quarter of 2003, offset by a decrease in the average selling price of handsets.

        Consolidated cost of services and products for the three months ended March 31, 2003 increased by 40.6% to $82.8 million from $58.9 million for the three months ended March 31, 2002. The increase in costs was primarily attributable to subscriber growth and from the inclusion of one month of operations of UMC.

        Consolidated gross margin was 81.4% for the three months ended March 31, 2003 and 76.2% for the three months ended March 31, 2002 due to the factors discussed above.

        MTS OJSC revenues for the three months ended March 31, 2003 increased 44.5% to $298.4 million from $206.5 million for the three months ended March 31, 2002. As a result of our marketing efforts, our subscriber base in the MTS OJSC area has increased from 2.3 million as of March 31, 2002 to 4.2 million as of March 31, 2003.

        MTS OJSC cost of services and products for the three months ended March 31, 2003 increased 32% to $61.0 million from $46.2 million for the three months ended March 31, 2002. This was primarily due to increased interconnection and line rental charges of $4.6 million and roaming expenses of $8.1 million resulting from an increase in the number of subscribers. Interconnection and line rental charges increased to $21.7 million in the first quarter of 2003 from $17.1 million in the first quarter of 2002 but declined as a percentage of segment revenues to 7.3% from 8.3%. Roaming expenses increased to $21.4 million, or 7.2% of segment revenues, in the first quarter of 2003 from $13.3 million, or 6.4% of segment revenues, in the first quarter of 2002.

        MTS OJSC gross margin increased 48.1% to $237.4 million in the first quarter of 2003 from $160.3 million in the first quarter of 2002. Our gross margin percentage increased to 79.6% in the first quarter of 2003 from 77.6% in the first quarter of 2002 primarily due to the rapid expansion of our subscriber base that is in part due to low tariffs.

        Russian regions revenues for the three months ended March 31, 2003 increased to $133.5 million from $42.3 million for the three months ended March 31, 2002. The growth in revenues resulted from our continued expansion into the regions through organic growth and acquisitions. Our subscriber base in the Russian regions increased from 981,000 as of March 31, 2001 to 3.0 million as of March 31, 2002.

        Russian regions cost of services and products for the three months ended March 31, 2003 increased to $28.1 million from $13.3 million for the three months ended March 31, 2002 due to subscriber growth.

        Russian regions gross margin increased $76.4 million from $29.0 million in the first quarter of 2002 to $105.4 million in the first quarter of 2003, primarily due to the increase in the number of subscribers. Our gross margin percentage for the Russian regions increased to 79.0% in the first quarter of 2003 from 68.6% in the first quarter of 2002 primarily as a result of the increase in revenues from subscriber growth being greater than the growth in costs, due to economies of scale in the Russian regions.

Operating expenses

        Consolidated operating expenses for the three months ended March 31, 2003 increased 102.7% to $80.7 million from $39.8 million for the three months ended March 31, 2002. Operating expenses as a percentage of net revenues increased to 18.1% for the three months ended March 31, 2003, compared to 16.1% for the three months ended March 31, 2002. The increase in operating expenses was largely due to an increase in bad debt provision of $13.3, $11.0 of which related to dealer and subscriber fraud. In addition, our operating expenses increased due to an increase of $11.8 million in salaries and related social contributions for additional personnel and an increase in network repair and maintenance expenses of $5.2 million.

        MTS OJSC operating expenses for the three months ended March 31, 2003 increased 74.0% to $55.5 million from $31.9 million for the three months ended March 31, 2002. The most significant increases were in the areas of bad debt, salaries and related social contributions and network repair and maintenance expenses, as discussed above. Operating expenses as a percentage of segment revenues increased to 18.6% for the three months ended March 31, 2003, compared to 15.4% for the three months ended March 31, 2002.

        Russian regions operating expenses for the three months ended March 31, 2003 increased to $21.8 million from $7.9 million for the three months ended March 31, 2002. Operating expenses as a percentage of segment revenues decreased to 16.3% for the three months ended March 31, 2003, compared to 18.7% for the three months ended March 31, 2002, primarily due to the consolidation of Kuban GSM, which has a relatively low ratio of operating expenses to revenues, and the commencement of commercial operations in St. Petersburg.

Sales and marketing expenses

        Consolidated sales and marketing expenses for the three months ended March 31, 2003 increased 128.1% to $57.7 million from $25.3 million for the three months ended March 31, 2002. The increase in sales and marketing expenses of $32.4 million resulted from an increase of $23.5 million in commissions paid to dealers and an increase of $9.5 million in advertising and promotion expenses, offset by a decrease of $0.5 million in handset subsidies. The increase in commissions paid to dealers primarily resulted from the increase in the volume of sales through dealers. Sales and marketing expenses as a percentage of net revenues increased to 12.9% for the three months ended March 31, 2003 as compared to 10.2% for the three months ended March 31, 2002.

        MTS OJSC sales and marketing expenses for the three months ended March 31, 2003 increased 105.7% to $39.9 million from $19.4 million for the three months ended March 31, 2002. Sales and marketing expenses as a percentage of segment revenues increased to 13.4% for the three months ended March 31, 2003 from 9.4% for the three months ended March 31, 2002.

        Russian regions sales and marketing expenses for the three months ended March 31, 2003 increased to $14.7 million from $6.5 million for the three months ended March 31, 2002. Sales and marketing expenses as a percentage of segment revenues decreased to 11.0% for the three months ended March 31, 2003 from 15.4% for the three months ended March 31, 2002. Revenues for the three months ended March 31, 2003 grew faster than sales and marketing expenses for the three months ended March 31, 2002, in part due to the introduction of certain national sales and marketing plans, the cost of which were attributed to MTS OJSC.

Depreciation and amortization expenses

        Consolidated depreciation and amortization of network equipment, telephone numbering capacity and license costs for the three months ended March 31, 2003 increased 80.8% to $75.2 million from $41.6 million for the three months ended March 31, 2002. Depreciation and amortization expenses as a percentage of net revenues increased to 16.9% for the three months ended March 31, 2003 from 16.8% for the three months ended March 31, 2002. This increase was attributable to the increased asset base resulting from our continuing expansion of our network and the amortization of license costs recognized in the acquisitions of Kuban GSM, BM-Telecom and other regional operators.

        MTS OJSC depreciation and amortization for the three months ended March 31, 2003 increased to $44.0 million, compared to $33.4 million, for the three months ended March 31, 2002 but declined as a percentage of segment revenues to 14.7% from 16.2%. The increased depreciation and amortization costs related to an increase in the continued build out of our network.

        Russian regions depreciation and amortization for the three months ended March 31, 2003 increased to $25.5 million, from $8.2 million for the three months ended March 31, 2002 but declined as a percentage of segment revenues to 19.1% from 19.4%. The increase in the depreciation and amortization expense is associated with the consolidation of assets of acquired businesses and amortization of license costs recognized in the acquisitions of Kuban GSM, BM-Telecom and other regional operators.

Operating Income

        Consolidated operating income for the three months ended March 31, 2003 increased to $149.6 million, including $10.8 million relating to the inclusion of the results of UMC as from March 1, 2003, from $81.9 million for the three months ended March 31, 2002. Operating income as a percentage of net revenues was at 33.5% for the three months ended March 31, 2003 and 33.1% for the three months ended March 31, 2002.

        MTS OJSC operating income for the three months ended March 31, 2003 increased to $98.1 million, from $75.6 million for the three months ended March 31, 2002 but declined as a percentage of segment revenues to 32.9% from 36.6%. Our increased operating income primarily resulted from the growth of our subscriber base, but our operating income was adversely affected by higher operating expenses and lower tariffs.

        Russian regions operating income for the three months ended March 31, 2003 increased to $43.4 million, or 32.5% of segment revenues, from $6.4 million, or 15.1% of segment revenues, for the three months ended March 31, 2002. The increased operating income in the Russian regions was primarily due to the increased profitability of the St. Petersburg region for the three months ended March 31, 2003, partially offset by higher depreciation and amortization expenses.

Gain on foreign currency exchange

        Consolidated gain on foreign currency exchange for the three months ended March 31, 2003 was $0.7 million, compared to a $0.8 million loss for the three months ended March 31, 2002. We conduct our basic operations in rubles and are required to comply with Russian currency law restrictions. The relative strength of the ruble against the dollar in the last year has resulted in the small gain. If the ruble remains stable against the dollar the gains or losses should not be significant.

Interest expense

        Consolidated interest expense for the three months ended March 31, 2003 increased to $18.8 million from $9.6 million for the three months ended March 31, 2002 as the result of interest expense related to our $50 million and $400 million notes issuances in March 2002 and January 2003, respectively. MTS OJSC interest expense for the three months ended March 31, 2003 increased $15.9 million from $8.0 million for the three months ended March 31, 2002 as a result of the interest expense related to our $50 million and $400 million notes issuance in March 2002 and January 2003, respectively. Russian regions interest expense for the three months ended March 31, 2003 increased to $2.5 million from $1.6 million for the three months ended March 31, 2002. This increase related primarily to debt assumed in our acquisitions of Kuban GSM in 2002.

Provision for income taxes

        Consolidated provision for income taxes for the three months ended March 31, 2003 increased to $40.5 million from $25.9 million for the three months ended March 31, 2002. The effective tax rate decreased to 30.1% in the first quarter of 2003 from 35.5% in the first quarter of 2002 as a result of a lower level of non-deductible expenses for the three months ended March 31, 2003. In addition the deferred income tax benefit increased $2.5 million to $2.8 million for the three months ended March 31, 2003 versus $0.3 million for the three months ended March 31, 2002 as a result of the increase in the amortization of licenses and other intangible assets of the regional operators acquired during 2002.

        MTS OJSC provision for income taxes for the three months ended March 31, 2003 decreased to $24.1 million from $24.6 million for the three months ended March 31, 2002. The effective tax rate for the Moscow license areas decreased to 27.8% for the three months ended March 31, 2003 from 35.8% for the three months ended March 31, 2002 as a result of a lower level of non-deductible expenses. Russian regions provision for income taxes for the three months ended March 31, 2003 increased $8.0 million to $9.3 million from $1.3 million for the three months ended March 31, 2002. The effective tax rate for the Russian regions was 23.3% for the three months ended March 31, 2003, a significant decrease from the effective tax rate for the three months ended March 31, 2002, which was 30.2%. The high tax rate in the first quarter of 2002 was due to non-deductible expenses being a significant amount of net income.

Minority interest

        Minority interest for the three months ended March 31, 2003 increased by $9.5 million to $13.8 million from $4.3 million for the three months ended March 31, 2002 primarily due to minority shareholders' interest in net income of Kuban GSM of $5.5 million, Telecom-900 of $3.6 million, UMC of $2.0 million and Recom of $2.1 million.

Net income

        Net income for the three months ended March 31, 2003 increased by $37.4 million to $80.2 million, compared to $42.8 million for the three months ended March 31, 2002, as a result of the foregoing factors.

UMC Churn and Subscriber Acquisition Costs

        In 2002, UMC's churn was approximately 14% per quarter and was approximately 10% for the three months ended March 31, 2003. UMC is taking steps to reduce churn by improving its customer service. UMC's average subscriber acquisition cost was $51 per gross additional subscriber for the three months ended March 31, 2003. Average subscriber acquisition costs in Ukraine are higher than in Moscow, due, in part, to the significantly higher level of handsets subsidies as a percentage of revenue.

Contractual Obligations and Commercial Commitments

        We have various contractual obligations and commercial commitments to make future payments including debt agreements, lease obligations and certain committed obligations. The following table summarizes our future principal obligations under these contracts due by period as of March 31, 2002:

	2003	2004- 2005	2006- thereafter	Total
	(in thousands of U.S. Dollars)
Contractual Obligations:
Notes payable	$—	$300,000	$400,000	$700,000
Bank loans	73,070	51,120	4,000	128,190
Capital leases	23,186	6,219	57	29,462
Service agreements	42,940	—	—	42,940
Committed Investments:
Purchases of property, plant and equipment	313,795	105,598	—	419,393

Total	452,991	462,937	404,057	1,319,985

LIQUIDITY AND CAPITAL RESOURCES

        Historically, we have relied on our operating cash flows to finance most of our capital expenditure needs, including purchases of property, plant and equipment and intangible assets. While cash provided by our operations has steadily increased, our continued network expansion and acquisitions of regional operators has required additional equity and debt financing. In July 2000, we completed our initial public offering on the New York Stock Exchange. The proceeds from the offering, net of underwriting discount, were $349 million. In December 21, 2001 and March 20, 2002, we raised approximately $294 million through bond offerings by MTS Finance S.A., our wholly-owned subsidiary. In January 2003, we raised an additional approximately $396 million through a bond offering by MTS Finance S.A. We expect to continue to finance most of our capital expenditure needs through our operating cash flows, and to the extent required, to incur additional indebtedness through borrowings or additional capital raising activities to finance our remaining capital expenditure requirements, future acquisitions of regional operators in Russia and the CIS or to refinance existing debt. Our cash requirement relating to potential acquisitions of regional operators and intangible assets can vary significantly based on market opportunities. Historically, a significant portion of our intangible asset purchases have been related to the installation and build out of our GSM network and expansion into new license areas; however future expenditures may be significantly higher, in particular if licenses relating to new technologies become available. Property, plant and equipment expenditures are generally more predictable and it is likely that most of the funding for these purchases will continue to be funded by operating cash flows. We expect that we will need to make expenditures and devote significant management resources over the next three years in relation to our reporting and internal controls to ensure our compliance with certain provisions of the Sarbanes-Oxley Act of 2002 that will apply to us from the fiscal year ending December 31, 2005 and to enhance our ability to compliance with the reporting covenants contained in our Eurobond indentures.

        Our primary shareholders have expressed their intent to vote in favor of annual dividend distributions of not less than the equivalent of 25% of Mobile TeleSystems OJSC's stand-alone net profits (as determined under Russian accounting standards). On June 30, 2003, our shareholders approved cash dividends totaling $111 million, which will be recorded in our financial statements for the year ended December 31, 2003. We intend to finance our dividend requirements through operating cash flow, and accordingly, the payment of dividends by us may make us more reliant on external sources of capital to finance our capital expenditures and acquisitions. There can be no assurances that such financing will be available to us on commercially acceptable terms, or at all. See "Risk Factors—Risks Relating to Our Business—Our controlling shareholders have the ability to exert significant influence over us and their interests may conflict with those of holders of the notes as they may make decisions that may materially adversely affect your investment."

Cash Flows

        A summary of our cash flows follows:

	Year Ended December 31,			Three Months Ended March 31,
	2000	2001	2002	2002	2003
Liquidity and capital resources data:
Cash flows from operating activities	$190,914	$338,201	$412,772	$42,013	$127,943
Cash flows from financing activities	$298,543	$247,592	$100,817	$55,434	$395,358
Cash flows from investing activities	$(423,349)	$(441,523)	$(697,921)	$(270,592)	$(441,424)
Capital expenditures(1)	$(224,898)	$(441,200)	$(574,272)	$(119,333)	$(112,897)

(1)
We define capital expenditures as cash to acquire property, plant and equipment and intangible assets.

        During 2000, 2001, 2002 and the first quarter of 2003 our operating activities generated positive cash flows due to the growth of our subscriber base through organic growth and acquisitions. During the same period our investing activities generated negative cash flows due primarily to increases in capital expenditure in connection with the installation and build out of our network in the Moscow license area and the acquisition of regional operators, including our initial investment in UMC in the first quarter of 2003, the acquisition of Kuban GSM and other regional operators in 2002 and the acquisition of Telecom XXI, Telecom-900 and other regional operators in 2001. We expect for the foreseeable future to continue to have negative cash flows from investing activities as we continue to expand our network in the Moscow region, into the CIS and continue to expand into the regions outside of the Moscow license area. In particular, we expect to make significant investments into our operations in Ukraine, which we acquired through our acquisition of UMC in 2003. We intend to finance our future investments primarily through net cash flows from operations and the incurrence of additional indebtedness. To the extent our shareholders agree to declare dividends constituting a significant proportion of our net profit, as discussed above, our reliance on external sources of financing to fund our capital expenditures and acquisitions may increase. The availability of financing is influenced by many factors including our profitability, operating cash flows, debt levels, contractual restrictions and market conditions.

        For the three months ended March 31, 2003 net cash provided by operating activities was $127.9 million, an increase of 204.5% from the three months ended March 31, 2002. The increase was primarily attributable to cash flows generated from the expansion of our subscriber base through organic growth and through the acquisition of regional operators. Consequently, net income adjusted for non cash items increased, which was partially offset by increases in working capital.

        Net cash used in investing activities was $441.4 million, of which $98.6 million related to the purchase of property, plant and equipment, $168.1 million was used to acquire the 57.7% stake in UMC and $167.2 million was deposited in interest bearing short term time deposits for use in the second quarter to acquire a 51% stake in TAIF Telcom for $61 million and a further 26% stake in UMC for $87.6 million. See "Business—History" "—Acquisitions" and "—Regional Expansion." The $167.2 million represented the majority of the remainder of the proceeds from the $400 million 9.75% Eurobond offering in January 2003 after the acquisition of our 57.7% stake in UMC. Net cash provided by financing activities was $395.4 million, of which net proceeds of $396.1 million was a result of the Eurobond offering in January 2003 referred to above.

        During the year ended December 31, 2002, net cash provided by operating activities was $412.8 million, an increase of 22% from the year ended December 31, 2001. The increase was primarily attributable to an increase in net income, adjusted for non-cash items, offset by a decrease in trade accounts payable, a decrease in income tax payable, and an increase in inventory. Net cash used in investing activities was $697.9 million, of which $502.0 million related to the purchase of property, plant and equipment. Net cash provided by financing activities was $101.8 million, of which $50.8 million related to the proceeds from 10.95% notes issued in March 2002 and $52.9 million from loans.

        During 2001, net cash provided by operating activities was $338.2 million, an increase of 77.1% from 2000. The increase is primarily attributable to increases in net income, adjusted for non-cash items, income tax payable and trade accounts payable and a decrease in accounts receivable, offset by increases in receivables from related parties and VAT receivables. Net cash used in investing activities was $441.5 million, of which $396.7 million related to purchases of property, plant and equipment. Net cash provided by financing activities was $247.6 million, which was primarily from the issuance of our notes. This was offset by repayment of certain debt obligations.

        During 2000, net cash provided by operating activities was $190.9 million, an increase of 63.5% from 1999. The increase was primarily attributable to increases in net income, adjusted for non-cash items, offset by a decrease in trade accounts payables and increase in inventory. Net cash used in investing activities was $423.3 million, of which $195.0 million related to purchases of property plant and equipment. Net cash provided by financing activities was $298.5 million. The increase is primarily attributable to proceeds from issuance of capital stock and payments on receivable from Sistema in the amounts of $348.6 million and $27.1 million, respectively, offset by repayment of short-term and long-term loans and dividends paid in the amounts of $62.7 million and $14.4 million, respectively.

Working Capital

        Working capital is defined as current assets less current liabilities. As of the date hereof, we believe our working capital is sufficient for our present requirements. As of March 31, 2003, we had a working capital surplus of $139.7 million compared to a deficit of $65.9 million as of December 31, 2002. The change in working capital was primarily due to the proceeds of our $400 million Eurobond offering in January 2003, which as of March 31, 2003 had not all been used for capital expenditures and acquisitions. Consequently, cash and short term investments increased by $82.0 million and $167.2 million respectively. The working capital surplus as of March 31, 2003 of $139.7 includes the deficit of UMC of $65.3 million. Accrued expenses increased $93.1 million primarily as a result of the acquisition of UMC, increased interest accrued, property tax and subscriber deposits. Subsequent to, March 31, 2003 we have reduced our working capital surplus in connection with the acquisition of TAIF Telcom. See "—Recent Developments"

        As of December 31, 2002, we had a working capital deficit of $65.9 million compared to positive working capital of $168.2 million as of December 31, 2001. Cash and short term investments decreased by $184.9 million and $55.3 million respectively. The change in working capital was primarily due to the proceeds of our 2001 Eurobond offering being spent to acquire regional operators and for capital expenditures in 2002. VAT receivables increased by $71.8 million in connection with the installation of property, plant and equipment not yet in use.

        As of December 31, 2001, we had positive working capital of $168.2 million compared to $147.2 million as of December 31, 2000. Cash and short-term investments increased by $59.1 million following our $250 million Eurobond issuance in the fourth quarter of 2001, and VAT receivables increased by $64.5 million while the remaining current assets remained consistent. These increases were offset by an increase in accounts payable and accrued liabilities of $81.7 million and an increase in subscriber deposits of $19.1 million while the remaining current liabilities remained relatively consistent between years.

        As of December 31, 2000, we had positive working capital of $147.2 million compared with a working capital deficit of $65.9 million at December 31, 1999. This $213.1 million increase in our working capital from December 31, 1999 is primarily attributable to the increase in cash following the completion of our initial public offering, which provided $170 million of new short-term investments, $50.6 million in new deposits, an increase of $7.0 million in inventory, and decreases of $14.3 million and $3.9 million in short-term debt which was repaid and trade accounts payables, respectively. These positive factors were partially offset by increases of $15.1 million in income tax payable and $21.6 million in subscriber prepayments and deposits, as well as a decrease of $8.9 million in trade receivables.

Short- and Long-term Indebtedness

        As of March 31, 2003, we had indebtedness of approximately $912.7 million, of which $23.8 million were capital lease obligations. The following chart provides a summary of our material indebtedness as of December 31, 2002:

Indebtedness (excluding capital lease obligations)	Currency of denomination	Amount outstanding as of March 31, 2003 (in U.S. dollar thousands)		Interest Rate at March 31, 2003
Notes payable	USD	299,427		10.95%
Notes payable	USD	400,000		9.75%
Dresdner	USD	45,200		LIBOR + 1.95% – 3.35% (3.25% – 4.65%)
Ericsson	USD	28,800		LIBOR + 4% (5.3%)
Citibank	USD	10,000		LIBOR + 3.5% (4.8%)
International Moscow Bank	USD	5,000		LIBOR + 3.45% (4.75%)
Motorola Inc. Promissory Notes	USD	5,328		8.23% – 16%
WestLB	EURO	4,000		EURIBOR + 2% (4.5%)
Ruble denominated debt(1)	RBL	28,792		18% – 23%
Capital lease obligations	various	23,773		N/A
Other debt	various	62,427	(2)	N/A

Total:	—	912,747		—

Less current portion	—	134,259		—

Total long-term debt:	—	778,488		—

(1)
Includes $22.7 of indebtedness under the Sberbank and Rosbank facilities described in "Description of Existing Indebtedness."

(2)
Includes $59.6 million of indebtedness of UMC.

        The terms of certain of our outstanding debt obligations are described in "Description of Existing Indebtedness" and in Note 14 to our consolidated financial statements.

TREND INFORMATION

Sales

        During 2002, our revenues increased by 52.5% to $1.4 billion and our subscriber base increased by 3.99 million to 6.64 million. These trends continued for the three months ended March 31, 2003 with our revenues increasing 9.0% from the fourth quarter of 2002 to $446.1 million for the three months ended March 31, 2003 and our subscriber base increasing to 9.42 million subscribers. Average monthly service revenue per subscriber in Russia fell from $36 in 2001 to $23 in 2002 due to the introduction of lower tariffs in the Moscow license area and lower tariffs generally in the regions. This trend continued in the first three months of 2003. Average monthly service revenue per subscriber in Russia for the three months ended March 31, 2003 decreased to $19, compared to $27 for the three months ending December 31, 2002. In 2002, more than half of our subscriber growth occurred outside of the Moscow license area. However, as a result of competition generally and the tariff structure in the regions, our average revenue per subscriber in the Russian regions remains lower than in the Moscow license area (though costs are generally lower there, as well). We generally expect to see a continued decline in average monthly service revenue per subscriber due to the introduction of lower tariff plans in connection with our marketing efforts.

Churn

        Our subscriber churn in Russia increased from 26.8% in 2001 to 33.9% in 2002. Churn in Russia increased to 11.6% for the three months ended March 31, 2003, compared to 10.1% for the three months ended December 31, 2002. We believe that the trend of increasing churn is due to the continued growth of competition and the growing number of mass-market subscribers in our overall subscriber mix. Mass-market subscribers generally choose to prepay their mobile phone usage by purchasing pre-paid packages and are more likely to switch providers to take advantage of low-tariff promotions. As a result, competition for these subscribers will likely lead to sustained downward pressure on tariffs. As tariff plans become more affordable and the economic situation in the Russian Federation improves, we expect to see a growing number of mass-market subscribers in our overall subscriber mix. In addition, our churn numbers for the three months ended March 31, 2003 do not include any churn statistics relating to our Jeans tariff plan, as the plan was introduced in November 2002 and subscribers are not counted as "churned" for 182 days.

UMC

        UMC has experienced subscriber growth and we expect this to continue, assuming the economy continues to grow. Consistent with the general trends in Russia, we also expect average revenue per subscriber to decrease and churn to remain relatively high.

Regional Expansion

        We expect that capital expenditure will remain a large portion of our cash outflows in connection with our acquisition of operations in the regions and the continued installation and build out of our network.

Capital Expenditures

        We spent $574 million on capital expenditure in 2002 primarily relating to property, plant and equipment and intangible assets for network installation and buildout. We expect to invest approximately $700 million in 2003, of which approximately $200 million will be spent in Ukraine, and approximately $500 million in 2004 to develop our network in Russia and Ukraine.

        These estimates do not include expenditures for acquisitions or any expenditures associated with the development of our network in Belarus. Our actual capital expenditure may vary significantly from our estimates.

Dividend Policy

        As discussed above under "Liquidity and Capital Resources" our controlling shareholders have expressed their intent to vote in favor of annual dividends, which we expect to be no less than the equivalent of 25% of Mobile TeleSystems OJSC's stand-alone net profits (as determined under Russian accounting standards). To the extend that significant dividends are declared, our cash flow will be impacted and our need for external funding may increase.

RECENT DEVELOPMENTS

Sistema Indenture and Other Covenants

        The indenture relating to Sistema's April 2003 Eurobond offering contains covenants limiting, among other things, our ability to incur debt, create liens and dispose of our assets. Sistema may also enter other agreements in the future that may further restrict our ability to engage in these and other activities. We understand that our assets, liabilities and results of operations are consolidated in Sistema's financial statements and, consequently, Sistema's other covenants now relate to us as well insofar as they cover Sistema's consolidated group.

Potential Acquisitions

        We intend to acquire the remaining 47% and 30% interests in our subsidiaries Kuban GSM and SCS-900, respectively. We are also in negotiations relating to our potential acquisition of mobile telecommunications providers in various regions of the Russian Federation. We can give no assurances that the proposed transactions will be completed on favorable terms, or at all.

Exercise of TDC Option

        On June 25, 2003, we notified TDC of our intent to exercise our rights under the put and call option agreement we entered into with TDC in November 2002. Assuming the transaction is completed in August 2003, we would expect to pay approximately $92 million to purchase the remaining 16.3% stake in UMC.

Additional Indebtedness

        In April 2003, Mobile Telesystems LLC entered into a $10 million credit facility with ABN AMRO BANK A.O. Amounts borrowed under this facility will be guaranteed by us.

        On July 11, 2003, we entered into loan agreements with the Moscow Bank for Reconstruction and Development for a ruble-denominated $12 million loan with an interest rate of 7.0% and a U.S. dollar-denominated $5 million loan with an interest rate of 4.0%. Both loans mature on August 10, 2003.

        UMC is currently negotiating approximately A45 million in unsecured financing with export credit agencies in Italy and Germany for the purchase of network equipment. The loan will be guaranteed by us.

        Mobile Telesystems LLC is currently negotiating approximately $60 million in unsecured financing with an export credit agency for the purchase of network equipment. The loan will be guaranteed by us.

        In addition, we are currently negotiating a $60 million unsecured syndicated loan facility, the proceeds of which will be used by UMC to refinance its existing indebtedness.

        We expect to enter into a loan facility agreement with Credit Suisse First Boston International or one of its affiliates in the amount of up to $100 million, to be used for acquisitions of mobile telecommunications providers in various regions of the Russian Federation. Amounts outstanding under this loan facility agreement will bear interest at LIBOR plus 4% per annum. The loan may be secured by Telecom XXI shares or may have other agreed-upon security. If not prepaid, the final repayment date of the loan will be twelve months after its drawdown date. No assurance can be given that we will enter into this loan facility agreement or that we will enter into it on the terms described above.

Potential Acquisition of Sibchallenge

        On July 22, 2003 we signed agreements to acquire a 100% stake in Sibchallenge, a cellular operator in the Krasnoyarsk region, for $45.4 million. Sibchallenge holds licenses to provide GSM 900/1800 and DAMPS mobile services in the Krasnoyarsk region of Siberia. Krasnoyarsk has a population of approximately three million. Mobile penetration in the region is estimated at approximately 11% as of June 30, 2003, according to sotovik.ru, an independent market research agency. As of July 22, 2003, the company's net debt (borrowings minus cash and cash equivalents) was $9.4 million. Completion of the transaction is subject to a number of conditions. No assurance can be given that the transaction will be completed on the terms and conditions described above, or at all.

Change in Management

        On July 23, 2003 we announced that Mikhail A. Smirnov would step down as president of MTS on August 11, 2003. On that date, our board of directors will appoint an acting president and nominate a candidate for president to be voted upon at a shareholders' meeting to be held in October 2003. Mr. Smirnov has been nominated to the position of general director of the Moscow City Telephone Network (MGTS), a fixed line operator that is majority-owned by Sistema and its affiliates.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. Foreign exchange risks exist to the extent our costs are denominated in currencies other than dollars. We are subject to market risk deriving from changes in interest rates, which may affect the cost of our financing. We do not use financial instruments, such as foreign exchange forward contracts, foreign currency options, interest rate swaps and forward rate agreements, to manage these market risks. We do not hold or issue derivative or other financial instruments for trading purposes.

Interest Rate Risk

        We are exposed to variability in cash flow risk related to our variable interest rate debt and exposed to fair value risk related to our fixed-rate debt. At December 31, 2002, approximately $87.4 million, or 19% of our total indebtedness, including capital leases, was variable interest debt, while $367.1 million, or 81% of our total indebtedness, including capital leases, was fixed rate debt. At March 31, 2003 approximately $93.0 million, or 10.2% of our total indebtedness, including capital leases, was variable interest debt, while $819.7 million, or 89.8% of our total indebtedness, including capital leases, was fixed rate debt. Currently, we do not use derivative financial instruments such as swaps, futures, options or forward rate agreements to manage interest rate risk. However, in connection with the $28.8 million Ericsson loan shown in the table below, we have, under the terms of the Rosico acquisition agreement, received a commitment from Sistema whereby Sistema agrees to fund Rosico for the full and timely repayment of the loan, as described under "Operating and Financial Review and Prospects—Liquidity and Capital Resources" above.

        Russian legislation effectively prohibits us from acquiring financial instruments denominated in foreign currencies, which prevents us from economically hedging against interest rate risks that may exist under our current or future indebtedness.

        For indebtedness with variable interest rates, the table below presents principal cash flows and related weighted average interest rates by contractual maturity dates as of March 31, 2003.

Contractual Maturity Date as of March 31, 2002 (Amounts in thousands)
Bank	Currency	2003	2004	2005	2006	Total	Rate at March 31, 2003
Dresdner Bank	USD		10,000			10,000	LIBOR + 3.35% (4.65%)
Dresdner Bank	USD	12,000				12,000	LIBOR + 1.95% (3.25%)
Dresdner Bank	USD	20,000				20,000	LIBOR + 3.2% (4.5%)
Dresdner Bank	USD		3,200			3,200	LIBOR + 3.2% (4.5%)
Ericsson	USD	7,200	9,000	12,600		28,800	LIBOR + 4% (5.3%)
MIB	USD	5,000				5,000	LIBOR + 3.45% (4.75%)
Citibank	USD	10,000				10,000	LIBOR + 3.5% (4.8%)
WestLB International	EUR				4,000	4,000	EURIBOR + 2% (4.5%)

Total variable debt		54,200	22,200	12,600	4,000	93,000

Weighted average interest rate		4.41%	4.89%	5.30%	4.50%	4.65%

        At March 31, 2003 fair value of our debt approximated its book value.

        We have not experienced significant changes in the market risks associated with our debt obligations in the table above subsequent to March 31, 2003.

Foreign Currency Risk

        The Russian economy has been characterized by high levels of inflation and an unstable currency. Prior to August 17, 1998, the Russian Central Bank sought to maintain the value of the ruble against the U.S. dollar, including, immediately prior to August 17, 1998, at a level between 5.25 and 7.15 rubles per U.S. dollar. On August 17, 1998, due to the burden of short-term debt and the reduction in the

Russian Central Bank's reserves, the Russian government and the Russian Central Bank withdrew their support for the falling ruble.

        The following tables show, for the periods indicated, certain information regarding the exchange rate between the ruble and the U.S. dollar, based on data published by the Russian Central Bank.

        These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Rubles per U.S. dollar
	High	Low	Average(1)	Period End
Year ended December 31,
1998	20.99	5.96	10.12	20.65
1999	27.00	20.65	24.67	27.00
2000	28.87	26.90	28.13	28.16
2001	30.30	28.16	29.22	30.14
2002	31.86	30.14	31.39	31.78

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. dollar
	High	Low
Month ended
December 2002	31.86	31.78
January 2003	31.88	31.78
February 2003	31.85	31.55
March 2003	31.60	31.38
April 2003	31.38	31.10
May 2003	31.12	30.62
June 2003	30.76	30.32

Source: Russian Central Bank.

        Our principal exchange rate risk involves changes in the value of the ruble relative to the U.S. dollar. As a result of inflation and the continued devaluation of the ruble, we link our monetary assets and transactions, when possible, to the U.S. dollar, which under SFAS No. 52 is reported in this document as our functional currency. We have not entered into any significant currency hedging arrangements.

        Substantially all of our capital expenditures, and operating and borrowing costs are either denominated in U.S. dollars or tightly linked to the U.S. dollar exchange rate. These include salaries, interconnection costs, roaming expenses, cost of customer equipment, capital expenditures and borrowings. In order to hedge against a significant portion of this risk, we also denominate our tariffs, which are payable in rubles, in units linked to the U.S. dollar and require accounts to be settled at the official exchange rate of the Russian Central Bank on the date of payment.

        If the ruble continues to decline against the U.S. dollar and tariffs cannot be maintained for competitive or other reasons, our operating margins could be adversely affected and we could have difficulty repaying or refinancing our U.S. dollar-denominated indebtedness.

        Our investment in monetary assets denominated in rubles is also subject to risk of loss in U.S. dollar terms. In particular, we are unable economically to hedge the risks associated with our ruble bank or deposit accounts. Generally, as the value of the ruble declines, our net ruble monetary asset position results in currency remeasurement losses.

        The decline in the value of the ruble against the U.S. dollar also reduces the U.S. dollar value of tax savings arising from tax incentives for capital investment and the depreciation of our property, plant and equipment since their basis for tax purposes is denominated in rubles at the time of the investment or acquisition. Any increased tax liability would increase our total expenses.

        We would experience a loss of $7.7 million in the fair value of our ruble-denominated net monetary assets as a result of a hypothetical 10% change in the U.S. dollar to ruble exchange rate at March 31, 2003. We are unable to estimate future loss of earnings as a result of such change.

Inflation

        The Russian economy has been characterized by high rates of inflation:

Year	Inflation rate
1998	84.4%
1999	36.5%
2000	20.2%
2001	18.6%
2002	15.1%

        As noted above, we denominate our tariffs in units linked to the U.S. dollar. While substantially all of our costs are denominated in U.S. dollars or are tightly linked to the U.S. dollar, certain of our costs, such as salaries and rents, are sensitive to rises in the general price level in Russia. When, however, the rate of inflation exceeds the rate of devaluation, resulting in real appreciation of the ruble versus the U.S. dollar, as was the case for periods prior to 1998, and in 1999 through March 31, 2003. We would expect inflation-driven increases in these costs to put pressure on our margins. While we could seek to raise our tariffs to compensate for such increase in costs, competitive pressures may not permit increases that are sufficient to preserve operating margins. Accordingly, high rates of inflation in Russia relative to the rate of devaluation could materially adversely affect our results of operations.